Exhibit 12
CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended
	September 30,
	2009	2008

Income from continuing operations before income taxes	$1,390	$720

Adjustments:
Income from equity investee	(11)	(8)
Income attributable to noncontrolling interest	(2)	(2)

Income before income taxes, as adjusted	$1,377	$710

Fixed charges included in income:

Interest expense	$122	$106
Interest portion of rental expense	36	33

	158	139

Interest credited to contractholders	2	4

	$160	$143

Income available for fixed charges (including interest credited to contractholders)	$1,537	$853

Income available for fixed charges (excluding interest credited to contractholders)	$1,535	$849

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	9.6	6.0

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	9.7	6.1